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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

SEC FILE NUMBER
8-48886

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                             MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**Eight Capital Corp.**

OFFICIAL USE
ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**100 Adelaide Street West, Suite 2900**
(No. and Street)

**Toronto**                         **Ontario, Canada**                     **M5H 1S3**
(City)                               (State)                             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Conrad Beyleveldt**                                           **(647) 428-8248**
                                                     (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name - if individual, state last, first, middle name)

**333 Bay Street, Suite 4600**            **Toronto, Ontario**            **Canada**             **M5H 2S5**
(Address)                         (City)                        (State)                 (Zip Code)

**CHECK ONE:**

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2).SEC 1410 (3-91)

**Eight Capital Corp.**
**(a Wholly Owned Subsidiary of Eight Merchant Capital)**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

\* \* \* \* \* \*


**Eight Capital Corp.**
**(a Wholly Owned Subsidiary of Eight Merchant Capital)**


**Eight Capital Corp.**
**TABLE OF CONTENTS**

---

**This report \*\* contains (check all applicable boxes):**

| | |
|---|---|
| [x] | Report of Independent Registered Public Accounting Firm. |
| [x] | Facing Page. |
| [x] | Statement of Financial Condition. |
| [ ] | Statement of Operations. |
| [ ] | Statement of Changes in Stockholder's Equity. |
| [ ] | Statement of Cash Flows. |
| [ x ] | Notes to Financial Statements. |
| [ ] | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| [ ] | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| [ ] | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. |
| [] | A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable). |
| [ ] | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). |
| [x] | An Affirmation. |
| [] | A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon. |

\*\*    *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Eight Capital Corp.**
**(a Wholly Owned Subsidiary of Eight Merchant Capital)**

**AFFIRMATION**

I, Conrad Beyleveldt, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Eight Capital Corp. as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


Signature

**Chief Financial Officer**
**Title**

I have witnessed the signature of

Conrad R. Beyleveldt,
after presentation of satisfactory
identification at Toronto, Ont.,
this 18th day of March, 2021.

**Notary Public**

Jonathan Blake McClung
Barrister & Solicitor
Notary Public & Commissioner of Oaths
for the Province of Ontario
My Commission is of unlimited duration
No Legal Advice was given

RED SEAL NOTARY INC.
25 Adelaide St. East #100
Toronto, ON M5C 3A1
(888) 922-7325
www.redsealnotary.com



Statement of Financial Condition
(Expressed in U.S. Dollars)

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)

As at December 31, 2020

With Report of Independent Registered Accounting Firm



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Sole Director
Eight Capital Corp.:

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Eight Capital Corp. (the "Company") as of December 31, 2020, and the related notes (collectively, the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

*KPMG LLP*

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 18, 2021

# EIGHT CAPITAL CORP.

(A Wholly Owned Subsidiary of Eight Merchant Capital)

Statement of Financial Condition
(Expressed in U.S. Dollars)
As at December 31, 2020

## Assets

|  |  |  |
|---|---|---|
| Cash | $ | 1,253,284 |
| Receivable from clearing broker (note 2(a)) | | 344,370 |
| Interest receivable | | 885 |
| Prepaid expenses | | 40,518 |
| Income tax recoverable | | 93,741 |
| Total assets | $ | 1,732,798 |

## Liabilities and Stockholder's Equity

|  |  |  |
|---|---|---|
| Liabilities: | | |
| Due to related parties (note 4) | $ | 14,508 |
| Accounts payable and accrued liabilities | | 67,503 |
| Total liabilities | | 82,011 |
| | | |
| Stockholder's equity: | | |
| Share Capital (note 3) | | 1,500,000 |
| Surplus | | 150,787 |
| Total stockholder's equity | | 1,650,787 |
| | | |
| Total liabilities and stockholder's equity | $ | 1,732,798 |

See accompanying notes to the statement of financial condition.

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Statement of Financial Condition
(Expressed in US Dollars)
December 31, 2020

Eight Capital Corp. (the "Corporation") is incorporated under the Ontario Business Corporations Act.

The Corporation is subject to regulation by the Financial Industry Regulatory Authority, Inc. ("FINRA") and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as the Corporation is required to clear all client transactions on a fully disclosed basis through a FINRA registered clearing firm. The Corporation clears transactions for customers through National Financial Services LLC (the "clearing broker") and accordingly, the Corporation does not hold customer funds or safe-keep customer securities.

1. **Significant accounting policies:**

   (a) Basis of presentation:

   The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in US Dollars, which is the Corporation's functional and presentation currency.

   (b) Cash:

   Cash includes cash on deposit with Canadian financial institutions.

   (c) Receivable from clearing broker:

   Accounts receivable arise when the Corporation has an unconditional right to receive payment under a contract and derecognized when the cash is received

   (d) Commission revenue:

   The Corporation recognizes commission revenue from securities trade execution on a trade date basis as the related services are performed. This depicts the transfer of promised goods or services to customers' in an amount that reflects the consideration which the Corporation expects to be entitled to in exchange for those goods or services. Financial Accounting Standards Board ("FASB") ASU No. 2014-09, Revenue from Contracts with Customers, Accounting Standards Codification Topic 606 requires the Corporation to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Corporation satisfies a performance obligation. In determining the transaction price, the Corporation may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

1. **Significant accounting policies (continued):**

(e)    Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired, or obligations incurred. Revenue and expenses earned/incurred in foreign currency are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

(f)    Clearing charges:

Clearing charges are recorded on the date the Corporation's service is provided to the customer (see note 1(d)).

(g)    Income taxes:

The Corporation follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry-forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(h)    Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(i)    Changes in accounting policies:

In June 2016, FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments.

**EIGHT CAPITAL CORP.**
(A Wholly Owned Subsidiary of Eight Merchant Capital)
Notes to Statement of Financial Condition (continued)
(Expressed in US Dollars)
December 31, 2020

1. **Significant accounting policies (continued):**

(i)     Changes in accounting policies (continued):

The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The CECL became effective on January 1, 2020 and its adoption did not have any impact on the Corporation.

2. **Financial instruments:**

(a) Credit risk:

Credit risk is the risk that counterparties to transactions will not fulfill their obligations. The Corporation manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure.  During the year, the Corporation's most significant counterparty concentrations were with a single Canadian financial institution in the form of cash. Management has assessed the risk associated with this level of concentration to be low. In addition, in accordance with the agreement with the clearing broker, the Corporation has lodged a comfort deposit with the clearing broker of $250,000 which is included in Receivable from clearing broker in the Statement of Financial Condition.

(b) Foreign Currency Risk

The Corporation is exposed to foreign currency risk associated with its Canadian Dollar denominated cash and accounts payable and accrued liabilities that will be settled in Canadian Dollars.

(c) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(Expressed in US Dollars)

**3. Share Capital:**

| | | | |
|---|---|---|---|
| Authorized: | | | |
| | Unlimited common shares without par value | | |
| Issued and outstanding: | | | |
| | 1,500,001 common shares | $ | 1,500,000 |

**4. Related party transactions and balances:**

The Corporation, Eight Merchant Capital (the "Parent") and Eight Capital (the "Affiliate") are under common ownership and management controls. The existence of this control could result in the Corporation's operating results or financial position being significantly different than those that would have been presented if the Corporation was autonomous.

The Corporation has $269 payable to the Parent and $14,239 payable to the Affiliate at December 31, 2020. These amounts are non-interest bearing.

**5. Regulatory requirements:**

The Corporation is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Corporation is required to maintain minimum net capital of the greater of $50,000 or 6.667% of aggregate indebtedness. At December 31, 2020, the Corporation had a net capital of $1,439,110 which was $1,389,110 in excess of the required net capital.

**6. Income tax recovery:**

For Canadian tax purposes, the Corporation files a Canadian dollar tax return in Canada. The income tax recovery at December 31, 2020 is $93,741.

**7. COVID-19:**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Corporation is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Corporation's results may be materially affected.

8. **Contingencies and commitments:**

From time to time, in connection with its operations, the Corporation may be named as a defendant in actions for damages and costs. On an on-going basis, the Corporation assesses the likelihood of any adverse judgments or outcomes in these matters, as well as ranges on probable losses and costs. A determination of the provision required, if any, for these contingencies is made after analysis of each action. In the normal course of operations, the Corporation provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, the Corporation agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Corporation in relation to the agreement. The nature of the indemnifications in these agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount that the Corporation could be required to pay such counterparties.

9. **Subsequent events:**

The Corporation has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2020 and through to March 18, 2021, which is the date the financial statements were issued. The Corporation has determined there are no events that impact or require disclosure in these financial statements.